Exhibit 99.1

Canadian Solar Secures US$300 million Credit Facility with Ping An Bank

Guelph, Ontario, February 18, 2016 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it has secured a credit facility pursuant to which Ping An Bank will provide up to $300 million to Canadian Solar’s wholly owned subsidiary Recurrent Energy LLC to support its solar power project development, construction and operation activities. The credit facility has a three-year maturity.

“We are pleased to announce the credit facility with Ping An Bank, a forward-looking, large commercial bank in China.  This transaction again demonstrates Canadian Solar’s leadership position in the global solar industry,” commented Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, “The loan facility will be used to facilitate the expansion of our utility-scale solar energy business in the U.S., and we look forward to continuing our strategic partnership with Ping An Bank as we continue to develop our global solar project pipeline to meet the growing demand for clean solar energy around the world.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 13 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.